November 27, 2015

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Re:	Protalix BioTherapeutics, Inc.

Registration Statement on Form S-3

Filed November 13, 2015
File No. 333-208004

Dear Ms. Hayes:

Reference is made to Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-208004) (the “Registration Statement”) filed by Protalix BioTherapeutics, Inc. (the “Company”) on November 27, 2015.  The initial Registration Statement was filed with the Commission on November 13, 2015. The amended Registration Statement was filed with the Securities and Exchange Commission (“Commission”) in response to the comments of the staff (the “Staff”) that were contained in your letter dated November 19, 2015 (the “Comment Letter”).

Responses to Comment Letter

The following are the Company’s responses to the issues and questions raised by the Staff in the Comment Letter.  We have noted the Staff’s comments below in bold face type and the responses in regular type.

General

1. We note you have a confidential treatment request that is outstanding.  The request will need to be granted prior to the effectiveness of this registration statement.

We understand that our outstanding confidential treatment request must be granted before the Registration Statement can be declared effective. We will not request effectiveness until the Staff has granted the confidential treatment request.

Exhibit Index, page II-9

2. We note that you intend to file your forms of indenture by amendment or with current reports on Form 8-K. Please be advised that these documents must be filed as exhibits to your registration statement prior to effectiveness, as this is when the indentures will be qualified pursuant to the Trust Indenture Act of 1939.

2 Snunit Street, Science Park P.O.B. 455, Carmiel 20100, Israel

Tel: 972-4-988-9488 | Fax: 972-4-988-9489 | Web: www.protalix.com

Exhibit Index, page II-9

2. We note that you intend to file your forms of indenture by amendment or with current reports on Form 8-K. Please be advised that these documents must be filed as exhibits to your registration statement prior to effectiveness, as this is when the indentures will be qualified pursuant to the Trust Indenture Act of 1939.

In response to the Staff’s comment, the Company has filed forms of indenture in Amendment No. 1 described above.

*      *      *

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be grateful if the Staff would provide any comments to the amended Registration Statement at its earliest convenience so that the Company may provide any additional responses required.

We thank you in advance for your time and attention to these amendments, as well as to our comments. Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at +972 (4) 902-8100 or YossiM@protalix.com or the Company’s counsel, James R. Tanenbaum of Morrison & Foerster LLP at +1 (212) 468-8163 or jtanenbaum@mofo.com.

Sincerely,

/s/ Yossi Maimon
Yossi Maimon
Vice President and Chief Financial Officer
Protalix BioTherapeutics, Inc.

cc:	Moshe Manor

Protalix BioTherapeutics, Inc.

James R. Tanenbaum
Morrison & Foerster LLP

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